UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

83548R105

(CUSIP Number)

Robert S. Hersch

OZ REY, LLC

918 Congress Avenue

Suite 100

Austin TX 78701

(512) 498-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 83548R105

1.	Names of Reporting Persons: Oz Rey, LLC I.R.S. Identification Nos. of above persons (entities only): 81-0878951
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Texas
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 42,307
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 42,307
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,307
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 0.46%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 83548R105

1.	Names of Reporting Persons: MV Amanth, LLC I.R.S. Identification Nos. of above persons (entities only): 81-3057952
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Texas
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 42,307
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 42,307
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,307
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 0.46%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 83548R105

1.	Names of Reporting Persons: Robert S. Hersch I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: U.S.A.
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 42,307
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 42,307
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,307
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 0.46%
14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

This amendment to Schedule 13D is being filed by Oz Rey, LLC, MV Amanth, LLC and Robert S. Hersch (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on December 2, 2019, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Sonnet BioTherapeutics Holdings, Inc., a Delaware corporation (formerly known as Chanticleer Holdings, Inc., the “Issuer”). The address of Issuer’s principal executive offices is 100 Overlook Center, Suite 102, Princeton, New Jersey 08540.

On April 1, 2020, the Issuer completed its business combination with Sonnet BioTherapeutics, Inc., a New Jersey corporation (“Sonnet Sub”), in accordance with the terms of the Agreement and Plan of Merger, dated as of October 10, 2019 (the “Merger Agreement”), by and among the Issuer, Sonnet Sub and Biosub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), pursuant to which Merger Sub merged with and into Sonnet Sub, with Sonnet Sub surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with, and immediately prior to the completion of, the Merger, the Issuer effected a reverse stock split of the Issuer’s Common Stock, at a ratio of 1-for-26 (the “Reverse Stock Split”). Immediately after completion of the Merger, the Issuer changed its name to “Sonnet BioTherapeutics Holdings, Inc.” All numbers reported herein reflect the effect of the Reverse Stock Split.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended to add the following to the end thereof.

Following the closing under the Exchange Agreement, the Reporting Persons determined that they had acquired warrants to acquire 42,307 shares of Common Stock instead of the warrants to acquire 46,154 shares of Common Stock initially reported.

On January 24, 2019, the Issuer and Oz Rey exchanged 24,515 of the Warrants exercisable at $91.00 per share for an equal number of warrants exercisable at $13.00 per share. Payment of the exercise price of the new warrants could be made by offsetting interest owed by the Issuer to Oz Rey. On January 24, 2019, Oz Rey exercised all 24,515 of the new warrants for an equal number of shares of Common Stock, with the exercise price consisting of $318,695 in interest payable being exchanged therefor.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:

(a)

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
Oz Rey, LLC(1)(4)	42,307	0.46%
MV Amanth, LLC(2) (4)	42,307	0.46%
Robert S. Hersch(3) (4)	42,307	0.46%

(1)

24,515 shares of Common Stock owned directly by Oz Rey. 17,792 shares of Common Stock issuable upon exercise of the Warrants, with a strike price of $91.00 per share. According to the Issuer’s Form 8-K dated April 3, 2020, 9,200,000 shares of Common Stock were outstanding.

(2)	MV Amanth, LLC has the right to appoint all of the managers of Oz Rey, LLC, and therefore may be deemed to beneficially own the shares of Common Stock beneficially owned by Oz Rey, LLC.
(3)	Robert S. Hersch owns all of the membership interests in MV Amanth, LLC, and therefore may be deemed to beneficially own the shares of Common Stock beneficially owned by Oz Rey, LLC.
(4)

The Reporting Persons disclaim beneficial ownership of the securities indicated except to the extent of their pecuniary interest therein, and the reporting herein of such securities shall not be construed as an admission that the Reporting Persons are the beneficial owners thereof.

(b)	Number of shares of Class A Common Stock as to which such person has:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;

(iii)	Sole power to dispose or to direct the disposition; or

(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Oz Rey, LLC	0	42,307	0	42,307
MV Amanth, LLC	0	42,307	0	42,307
Robert S. Hersch	0	42,307	0	42,307

(c)	The response to Item 3 above is incorporated herein by reference for a description of any transactions in the class of securities reported on that were effected during the past 60 days.

(d)

Other than as set forth in Item 3 with respect to the Purchasers, No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2020

OZ REY, LLC

By:	/s/ Robert S. Hersch
Robert S. Hersch,
Manager

MV AMANTH, LLC

By:	/s/ Robert S. Hersch
Robert S. Hersch, Manager

/s/ Robert S. Hersch
ROBERT S. HERSCH